UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 7)

Under the Securities Exchange Act of 1934

Morgans Hotel Group Co.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

61748W108
(CUSIP Number)

David Fisher, Esq. Bryan Cave LLP 1290 Avenue of the Americas New York, NY 10104 (212) 541-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

1.	NAME OF REPORTING PERSON: W. Edward Scheetz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)	☐
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO/PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,386,080 shares of Common Stock
8.	SHARED VOTING POWER: 0
9.	SOLE DISPOSITIVE POWER: 3,401,080 shares of Common Stock
10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON	3,401,080
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	11.5%
14.	TYPE OF REPORTING PERSON: IN

Introductory Statement

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”), filed by Mr. W. Edward Scheetz (the “Reporting Person”), relates to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on August 11, 2008 as subsequently amended by Amendment No. 1 to Schedule 13D filed with the SEC by the Reporting Person on November 24, 2008, as subsequently amended by Amendment No. 2 to Schedule 13D filed with the SEC by the Reporting Person on December 15, 2008, as subsequently amended by Amendment No. 3 to Schedule 13D filed with the SEC by the Reporting Person on January 7, 2009, as subsequently amended by Amendment No. 4 to Schedule 13D filed with the SEC by the Reporting Person on February 17, 2009, as subsequently amended by Amendment No. 5 to Schedule 13D filed with the SEC by the Reporting Person on February 26, 2009, as subsequently amended by Amendment No. 6 to Schedule 13D filed with the SEC by the Reporting Person on March 4, 2009 (“Amendment No. 6”).

The purpose of this Amendment No. 7 is to amend and restate the Schedule 13D in its entirety.

ITEM 1.	Security and Issuer.

This Amendment No. 7 relates to the Common Stock of the Company, a Delaware corporation. The address of the principal executive offices of the Company is 475 Tenth Avenue, New York, New York 10018.

ITEM 2.	Identity and Background.

(a) This Amendment No. 7 is being filed solely by Mr. W. Edward Scheetz, a natural person. The Reporting Person beneficially owns a portion of his shares of Common Stock through WES Holdings LLC (“WES Holdings”), a limited liability company wholly owned by the Reporting Person, Crosby Holdings LLC (“Crosby Holdings”), a majority owned subsidiary of WES Holdings, Bayard Holdings MVIII LLC, f/k/a NCIC Subsidiary II, LLC (“Bayard II”), a limited liability company which the Reporting Person solely manages and Baxter Holdings MVIII LLC, f/k/a NSP Subsidiary II, LLC (“Baxter II”), a limited liability company which the Reporting Person solely manages.

(b) W. Edward Scheetz’s business address is 218 Clapboard Ridge Road, Greenwich, Connecticut 06831.

(c) W. Edward Scheetz is the Treasurer and a director of NorthStar Capital Investment Corp. NorthStar Capital Investment Corp. is located at 399 Park Avenue, New York, New York 10022. The principal business of NorthStar Capital Investment Corp. is to invest in real estate ventures.

(d) During the past five years, Mr. Scheetz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Scheetz has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Scheetz is a citizen of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported in this Amendment No. 7 were acquired with the personal funds of the Reporting Person or were acquired by the Reporting Person other than by purchase as described below in Item 5. The information included in Item 5 below is incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

The Reporting Person continuously evaluates the Company’s business and prospects, short and long-term opportunities and other factors deemed relevant in determining whether additional shares of Common Stock will be acquired by the Reporting Person or whether the Reporting Person will dispose of shares of Common Stock or engage in any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person has met, and may in the future meet, with members of the Board of Directors and/or shareholders of the Company to engage in discussions regarding various matters relating to the Company in an effort to enhance shareholder value.

Except as set forth herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change his plans and intentions at any time, as he deems appropriate.

ITEM 5.	Interest in Securities of the Issuer.

(a)       Ownership percentages of Common Stock reported herein are based on 29,525,383 shares of Common Stock outstanding as of March 12, 2009 as reported in the Company’s Form 10-K filed with the SEC on March 16, 2009.

The 3,401,080 shares of Common Stock reported as being the aggregate amount beneficially owned by the Reporting Person in row (11) of the cover page to this Amendment No. 7, represent in the aggregate approximately 11.5% of the outstanding shares of Common Stock.

The 3,401,080 shares of Common Stock reported in row (9) of the cover page to this Amendment No. 7 include 3,386,080 shares of Common Stock, over which the Reporting Person has sole dispositive power and sole voting power and 15,000 shares of Common Stock which represent the Reporting Person’s beneficial ownership of shares of Common Stock underlying certain American-style call options, over which the Reporting Person only has sole dispositive power but no voting power.

Of the 3,386,080 shares of Common Stock reported in row (7) of the cover page to this Amendment No. 7, over which the Reporting Person has sole voting power and sole dispositive power, 1,981,094 shares of Common Stock are beneficially owned by the Reporting Person through WES Holdings and Crosby Holdings. WES Holdings directly beneficially owns 1,876,294 shares of Common Stock and Crosby Holdings owns 104,800 shares of Common Stock, which WES Holdings is deemed to beneficially own as controlling member of Crosby Holdings.

Of the 3,386,080 shares of Common Stock reported in row (7) of the cover page to this Amendment No. 7, over which the Reporting Person has sole voting power and sole dispositive power, 85,908 shares of Common Stock are beneficially owned by the Reporting Person through Bayard II and 457,603 shares of Common Stock are beneficially owned by the Reporting Person through Baxter II. The Reporting Person is deemed to beneficially own the foregoing shares of Common Stock as the sole manager of each such entity.

In addition, of the 3,386,080 shares of Common Stock reported in row (7) of the cover page to this Amendment No. 7, over which the Reporting Person has sole voting power and sole dispositive power, 630,075 shares of Common Stock are directly beneficially owned by the Reporting Person, 175,000 shares of Common Stock are beneficially owned by the Reporting Person through a Two-Year Grantor Retained Annuity Trust (of which the Reporting Person is trustee) which directly owns such shares of Common Stock for the benefit of the Reporting Person, 30,000 shares of Common Stock are beneficially owned by the Reporting Person through a Six-Year Grantor Retained Annuity Trust (of which the Reporting Person is trustee) which directly owns such shares of Common Stock for the benefit of the Reporting Person, 16,400 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through two trusts which directly own such shares of Common Stock for the benefit of the Reporting Person’s two minor children and 10,000 shares of Common Stock may be considered indirectly beneficially owned by the Reporting Person through his spouse who directly beneficially owns such shares of Common Stock.

As set forth in the paragraphs above, of the shares of Common Stock reported in row (11) of the cover page to this Amendment No. 7, 15,000 shares are shares of Common Stock as to which there is a right to acquire which is exercisable by the Reporting Person within 60 days.

As previously reported, the Reporting Person currently owns, directly or indirectly, certain non-voting units of membership interest ("Membership Units") in Morgans Group LLC, the operating company and a subsidiary of the Company as well as Membership Units which are structured as profit interests and designated as “LTIP Units.” Each vested LTIP Unit may be converted, at the election of the holder, into one (1) Membership Unit. A Membership Unit is redeemable at the election of the Reporting Person (in accordance with the terms of the Amended and Restated Limited Liability Company Agreement of Morgans Group LLC dated as of February 17, 2006) for cash; provided however, upon a request for redemption, the Company (as the sole managing member of Morgans Group LLC) shall have the right to elect to purchase the Membership Units for either cash or shares of Common Stock, as elected by the Company in its sole and absolute discretion. As previously reported, the shares of Common Stock into which the Membership Units may be redeemed are no longer reported as beneficially owned by the Reporting Person, as the decision as to whether the Reporting Person receives shares of Common Stock or, in the alternative, cash is made solely at the election of the Company, in its capacity as managing member of Morgans Group LLC. Therefore, whether the Reporting Person receives shares of Common Stock upon redemption of the Membership Units is entirely contingent upon the occurrence of events outside of the control of the Reporting Person. Consequently, such shares of Common Stock have been removed from the Reporting Person’s beneficial ownership calculation.

The Reporting Person does not beneficially own any shares of Common Stock as of March 20, 2009, other than as set forth herein.

(b)       Rows (7) through (10) of the cover page to this Amendment No. 7 sets forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition (including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days) and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

(c)       The Reporting Person (through WES Holdings) previously owned certain “European-style” long call options (right to buy) to acquire an aggregate of 1,000,000 shares of Common Stock (the “Call Options”), exercisable in June 2009 and June 2010. The Call Options were not exercisable prior to expiration and therefore had not been included in the determination of the Reporting Person’s beneficial ownership calculation. In March 2009, the Call Options were cancelled by mutual agreement of the Reporting Person and the counterparty. The Reporting Person did not receive nor pay any consideration for the cancellation of the Call Options.

As previously reported on Schedule 13D, the Reporting Person owned 300,000 employee stock options (the “Employee Stock Options”) which were granted on February 14, 2006. All of the shares of Common Stock underlying the Employee Stock Options had vested. In March 2009, the Reporting Person provided written notice to the Company that he was surrendering and relinquishing his rights to the Employee Stock Options for no consideration. Therefore, the Reporting Person has removed the shares of Common Stock underlying the Employee Stock Options from the Reporting Person’s beneficial ownership calculation.

Except for the foregoing, the transfer of 770,000 shares of Common Stock which the Reporting Person directly owned to WES Holdings, and the open market purchases by the Reporting Person set forth below, no transactions in the Common Stock were effected by the Reporting Person since Amendment No. 6 (up to and including March 20, 2009).

Date	Shares Purchased	Shares Sold	Price

03/05/2009	10,000		$2.50
03/06/2009	2,200		$2.48
03/06/2009	870		$2.36
03/06/2009	100		$2.37
03/06/2009	500		$2.38
03/06/2009	400		$2.40
03/06/2009	300		$2.35

(d)       No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to

Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2009

/s/ W. Edward Scheetz
W. Edward Scheetz